From: Siadatpour, Payam

Sent: Monday, March 13, 2017 11:57 AM

To: Minore, Dominic

Cc: Pangas, Harry S.

Subject: Saratoga Investment Corp.

Hi Dominic,

Following up on our discussion last week regarding Saratoga’s Form N-2, I can confirm the following:

● With respect to the dividend declared on February 28, 2017, no portion of the dividend constituted a return of capital; and

● Saratoga is not limited by the “baby shelf rules” because, with respect to the registration statement that was filed on February 28, 2017, Saratoga’s non-affiliate public float was at least $75 million within 60 days of that filing. Even if the non-affiliate public float falls below $75 thereafter, including at the time that Saratoga’s registration statement is declared effective, Saratoga will not be limited by the “baby shelf rules”. The next time the public float test will become relevant will be when Saratoga files a post-effective amendment to the registration statement for the purpose of updating the audited financial statements therein. If Saratoga’s non-affiliate public float remains above $75 million within 60 days of that filing, then the “baby shelf rules” will remain inapplicable. If Saratoga’s public float is not at least $75 million within 60 days prior to that filing, then the “baby shelf rules” will apply from the time the post-effective amendment is declared effective.

Please let us know if you need anything further.

Thanks,

Payam

Payam Siadatpour | Counsel | Eversheds Sutherland (US) LLP

T: +1.202.383.0278

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